Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Checkmate Pharmaceuticals, Inc.:

We consent to the use of our report incorporated by reference herein.

Our report dated May 13, 2020, except as to the reverse stock split described in Note 3 which is as of August 3, 2020, contains an explanatory paragraph that states that the Company has incurred recurring losses and negative cash flows from operations which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP

Boston, Massachusetts

August 10, 2020